Exhibit 4.1

DESCRIPTION OF LOAR HOLDINGS, INC. CAPITAL STOCK

General

Loar Holdings, Inc. (“Loar,” “we,” “us,” “our,” or the “Company”) authorized capital stock consists of 485,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.01 per share. We had 93,622,471 shares of our common stock outstanding as of February 16, 2026. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are filed as exhibits to the Annual Report on Form 10-K, and to the applicable provisions of the Delaware General Corporation Law (“DGCL”). As of February 16, 2026, we had 9 holders of record of our common stock and no preferred stock was issued and outstanding.

Common Stock

Dividend Rights. Holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock have no cumulative voting rights.

Preemptive Rights. Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights. Our common stock is neither convertible nor redeemable.

Liquidation Rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock.

The issuance of shares of preferred stock could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control, or other corporate action. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.

Registration Rights

In connection with our initial public offering, we entered into the registration rights agreement, dated as of April 29, 2024 (the “Registration Rights Agreement”), with Abrams Capital, GPV Loar LLC, affiliates of Blackstone Alternative Credit Advisors LP (“Blackstone Credit”), Dirkson Charles and Brett Milgrim (together, the

Exhibit 4.1

“Demand Stockholders”), as well as Glenn D’Alessandro and Michael Manella (together with the Demand Stockholders, the “Piggyback Stockholders”).

Demand Registrations

Under the Registration Rights Agreement, the Demand Stockholders are able to require us to file a registration statement (a “Demand Registration”) under the Securities Act and we are required to notify holders of registrable securities that are party to the Registration Rights Agreement (the “Holders”) in the event of such request (a “Demand Registration Request”). The holders of a majority of registrable securities among all Demand Stockholders may each issue up to two Demand Registration Requests for long-form registrations on Form S-1 or any similar long-form registration statement so long as (i) the proposed maximum aggregate offering value of the registrable securities requested to be registered equals at least $50 million or (ii) all of the remaining registrable securities held by all Demand Stockholders are sold in such offering. Each of the Demand Stockholders may issue up to two Demand Registration Requests in any twelve month period for short-form registrations on Form S-3 or any similar short-form registration statement so long as (i) the proposed maximum aggregate offering value of the registrable securities requested to be registered equals at least $20 million or (ii) all of the remaining registrable securities held by any Demand Stockholders are sold in such offering. In addition, each of the Demand Stockholders may issue up to two requests in any twelve month period for take-down offerings (“Shelf Offering”) off of a shelf registration statement (“Take-down Request”) so long as (i) the proposed maximum aggregate offering value of the registrable securities requested to be included equals at least $20 million or (ii) all of the remaining registrable securities held by any Demand Stockholders are sold in such offering. All eligible holders are entitled to participate in any Demand Registration or Shelf Offering upon proper notice to us, and we are required to use our best efforts to effect such participation in accordance with the terms of the Demand Registration Request or Take-down Request, subject to the Additional Lock-up (as defined below) and certain rights we have to delay or postpone such registration.

Piggyback Registrations

Under the Registration Rights Agreement, if at any time we propose or are required to register any of our equity securities under the Securities Act (other than a Demand Registration or in connection with registration on Form S-4 or S-8 promulgated by the SEC or any successor or similar forms) (a “piggyback registration”), we will be required to notify each Piggyback Stockholder of its right to participate in such registration. We will use reasonable best efforts to cause all eligible securities requested to be included in the registration to be so included, subject to the Additional Lock-up. We have the right to withdraw or postpone a registration statement in which eligible holders have elected to exercise piggyback registration rights, and eligible holders are entitled to withdraw their registration requests prior to the execution of an underwriting agreement with respect to any such registration.

Additional Lock-up

All holders of registrable securities under the Registration Rights Agreement are subject to lock-up provisions under which they have agreed not to sell or otherwise transfer their shares for a period of 90 days following the date of the final prospectus for any other public offering. Mr. Charles and Mr. Milgrim are not permitted to sell or otherwise transfer the shares each of them held immediately following the closing of our initial public offering until and including September 30, 2027 (the “Additional Lock-up”), subject to limited waivers and exceptions, including (i) an exception for Mr. Charles to transfer up to $30 million of such shares held by him and (ii) an exception for Mr. Milgrim to transfer up to $30 million of such shares held by him. If the number of shares that Abrams Capital sells during the Additional Lock-up period as a percentage of the total number of shares held by Abrams Capital immediately following the closing of our initial public offering exceeds 50%, then an additional exception to the Additional Lock-up would apply permitting either Mr. Charles or Mr. Milgrim to initiate a sale of shares to sell up to a pro rata amount calculated on the basis of such percentage.

The Registration Rights Agreement also provides that we will pay certain expenses of the Holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

Exhibit 4.1

The foregoing description of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit to our Current Report on Form 8-K dated May 3, 2024, and is incorporated by reference herein.

Lock-up Waiver

On May 13, 2025, the Company and the Demand Stockholders entered into the Waiver to the Registration Rights Agreement (the “Waiver”), which provided a limited waiver of the Additional Lock-up in order to enable Mr. Charles and Mr. Milgrim to sell up to a pro rata amount with the other Demand Stockholders in the offering of the Offered Shares and the Option Shares (each as defined below), calculated based on the percentage of shares owned by them prior to the offering. On May 14, 2025, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) by and among the Company, Jefferies LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), and the selling shareholders named in Schedule II thereto (the “Selling Shareholders”), relating to the underwritten offering of 9,000,000 shares (the “Offered Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), pursuant to the Company’s registration statement on Form S-3 (File No. 333-286913), filed on May 1, 2025 (the “Registration Statement”), as supplemented by a preliminary prospectus supplement dated May 13, 2025 and a final prospectus supplement dated May 14, 2025. The Selling Shareholders also granted the underwriters a 30-day option (the “Option”) to purchase up to 1,350,000 additional shares of Common Stock (the “Option Shares” and, together with the Offered Shares, the “Shares”). The closing of the offering of the Offered Shares occurred on May 16, 2025. In addition, the Underwriters exercised the Option, and the closing of the offering of the Option Shares occurred on May 19, 2025.

Voting Agreement

Abrams Capital, GPV Loar LLC, Dirkson Charles and Brett Milgrim have entered into the Voting Agreement pursuant to which (i) Abrams Capital, Dirkson Charles and Brett Milgrim agree to vote all of the shares of our common stock then owned by them and their controlled affiliates at any meeting at which Paul S. Levy, a designee of GPV Loar LLC, is standing for election as a director in favor of his election, (ii) GPV Loar LLC, Dirkson Charles and Brett Milgrim agree to vote all of the shares of our common stock then owned by them and their controlled affiliates at any meeting at which any person identified by Abrams Capital as an Abrams Capital designee is standing for election as a director in favor of the election of such Abrams designee, (iii) Abrams Capital, GPV Loar LLC and Brett Milgrim agree to vote all of the shares of our common stock then owned by them and their controlled affiliates at any meeting at which Dirkson Charles is standing for election as a director in favor of his election and (iv) Abrams Capital, GPV Loar LLC and Dirkson Charles agree to vote all of the shares of our common stock then owned by them and their controlled affiliates at any meeting at which Brett Milgrim is standing for election as a director in favor of his election. The Voting Agreement terminates automatically upon the earlier of (a) the 10th anniversary of its effective date and (b) the first date that the aggregate number of shares of our common stock beneficially owned by either Abrams Capital and its controlled affiliates or GPV Loar LLC and its controlled affiliates is equal to or less than 10%.

The foregoing description of the Voting Agreement is intended as a summary only and is qualified in its entirety by reference to the Voting Agreement, a form of which was filed as Exhibit 10.4 to our Registration Statement on Form S-1, filed with the SEC April 2, 2024.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Exhibit 4.1

Declaration and payment of any dividend will be subject to the discretion of our Board. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our Board may consider relevant.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation, bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders. We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals.

These provisions include:

Classified Board. Our certificate of incorporation provides that our Board is divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Our Board has ten members.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our certificate of incorporation precludes stockholder action by written consent.

Special Meetings of Stockholders. Our certificate of incorporation and bylaws provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of our Board or the chairman of our Board. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures. Our bylaws establish advance notice procedures with respect to stockholder proposals and stockholder nomination of candidates for election as directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. In order for any matter to be “properly brought” before a meeting, a stockholder has to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Our bylaws allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Exhibit 4.1

Removal of Directors; Vacancies. Our certificate of incorporation provides all directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all of our directors.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations. We are not subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We opted opt out of Section 203.

Supermajority Approval Requirements

Our certificate of incorporation and bylaws provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. Any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at

Exhibit 4.1

least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation provides that the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provision establishing the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director or officer; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for

Exhibit 4.1

(1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which there is exclusive federal or concurrent federal and state jurisdiction.

Additionally, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce these exclusive forum provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds any such exclusive forum provision contained in our certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation provides that, to the fullest extent permitted by law, no non-employee director (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.

Exhibit 4.1

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision does not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claims. Further, the exculpation does not apply to any director or officer if the director or officer has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, or derived an improper benefit from his or her actions as a director or officer. In addition, exculpation does not apply to any director in connection with the authorization of illegal dividends, redemptions or stock repurchases.

Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.

Listing

Our common stock is listed on the NYSE under the trading symbol “LOAR.”